                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-15635

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 30, 1997)
                                1,500,000 SHARES
                             NEW PLAN REALTY TRUST
LOGO                           DEPOSITARY SHARES
 EACH REPRESENTING 1/10 OF A 7.80% SERIES A CUMULATIVE STEP-UP PREMIUM RATE SM
            PREFERRED SHARE ("SUPER SM")(PAR VALUE $1.00 PER SHARE) (LIQUIDATION PREFERENCE EQUIVALENT TO $50.00 PER DEPOSITARY SHARE)

                                --------------

  Each of the 1,500,000 Depositary Shares (the "Depositary Shares") offered hereby (the "Offering") represents a 1/10 fractional interest in a 7.80% Series A Cumulative Step-Up Premium Rate SM Preferred Share, par value $1.00 per share (a "Series A SUPeR Preferred Share"), of New Plan Realty Trust (the "Trust"), a Massachusetts business trust, deposited with BankBoston N.A., as Depositary, and entitles the holder to all proportional rights and preferences of the Series A SUPeR Preferred Shares (including, if any, distribution, voting, redemption and liquidation rights and preferences). The liquidation preference of each Series A SUPeR Preferred Share is $500.00 (equivalent to $50.00 per Depositary Share). See "Description of Series A SUPeR Preferred Shares and Depositary Shares."

  Dividends on the Series A SUPeR Preferred Shares represented by the Depositary Shares offered hereby will be cumulative from the date of original issue and will be payable quarterly on or about the fifteenth day of March, June, September and December of each year, commencing on September 15, 1997, at the rate of 7.80% of the liquidation preference per annum (equivalent to $3.90 per annum per Depositary Share) through September 15, 2012 and at the rate of 9.80% of the liquidation preference per annum (equivalent to $4.90 per annum per Depositary Share) thereafter. See "Description of Series A SUPeR Preferred Shares and Depositary Shares--Dividends."

  The Series A SUPeR Preferred Shares and the Depositary Shares representing such Series A SUPeR Preferred Shares are not redeemable prior to June 15, 2007. At any time on or after June 15, 2007, the Series A SUPeR Preferred Shares may be redeemed at the option of the Trust, in whole or in part, at a redemption price of $500.00 per share (equivalent to $50.00 per Depositary Share), plus accrued and unpaid dividends, if any, thereon. The redemption price of the Series A SUPeR Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends, if any) shall be paid solely from the sale proceeds, including proceeds from the Trust's distribution reinvestment plan
(DRIP), of other capital shares of beneficial interest of the Trust, which may include other classes or series of preferred shares, and from no other source. The Series A SUPeR Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions and will not be convertible into any other securities of the Trust. However, the Trust may redeem Series A SUPeR Preferred Shares in certain circumstances relating to maintenance of its ability to qualify as a real estate investment trust ("REIT") for federal income tax purposes. See "Description of Series A SUPeR Preferred Shares and Depositary Shares--Redemption."

  Prior to the Offering, there has been no public market for the Series A SUPeR Preferred Shares, and there can be no assurance that an active trading market for the Series A SUPeR Preferred Shares will develop following the Offering or, if developed, that any such market will be sustained. In the absence of a public trading market, an investor may be unable to liquidate his investment.

  The rules of the New York Stock Exchange ("NYSE") provide that in certain instances all holders of preferred shares should have the right, voting as a class, to elect an additional two trustees. The Trust's Amended and Restated Declaration of Trust (the "Declaration of Trust") prohibits the holders of any series of preferred shares from having the right to elect one or more separate Trustees. In order to facilitate the listing of the Depositary Shares on the NYSE, the Trust intends to propose to amend the Declaration of Trust to eliminate the existing prohibition and to seek the required shareholder approval of such amendment at the Trust's next annual meeting of shareholders scheduled for December 10, 1997. There can be no assurance, however, that the Trust's shareholders will approve the amendment. Application will be made to list the Depositary Shares on the NYSE, but there can be no assurance that the NYSE will approve such application. While the Underwriters have advised the Trust that they intend to make a market in the Depositary Shares prior to commencement of trading, if any, on the NYSE, they are under no obligation to do so. See "Underwriting."

  In order to maintain the Trust's qualification as a REIT for federal income tax purposes, ownership by any person of more than 7.5% in number or value of all of the Trust's outstanding shares of beneficial interest, including preferred shares, is restricted in the Trust's Declaration of Trust. The Depositary Shares would be taken into account in determining whether a holder of the Trust's shares of beneficial interest violated the ownership limitations. See "Description of Preferred Shares--Restrictions on Ownership" and "Description of Common Shares--Restrictions on Ownership" in the accompanying Prospectus.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
      THE  PROSPECTUS TO  WHICH  IT RELATES.  ANY  REPRESENTATION TO  THE
        CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 PRICE TO          UNDERWRITING         PROCEEDS TO
                                                 PUBLIC(1)          DISCOUNT(2)         COMPANY(3)
---------------------------------------------------------------------------------------------------
Per Depositary Share......................        $50.00               $1.25              $48.75
---------------------------------------------------------------------------------------------------
Total.....................................      $75,000,000         $1,875,000          $73,125,000
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Plus accrued distributions, if any, from the date of original issue.
(2) The Trust has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Trust estimated at $350,000.

  The Depositary Shares are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made in New York, New York on or about July 3, 1997.

                                --------------
                              MERRILL LYNCH & CO.
                                --------------

            The date of this Prospectus Supplement is June 30, 1997.

-------
"Step-Up Premium RateSM" and "SUPeRSM" are service marks owned by Merrill Lynch & Co., Inc.

  Certain persons participating in the Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Depositary Shares representing a 1/10 fractional interest in the Trust's Series A SUPeR Preferred Shares, including entering stabilizing bids and effecting syndicate covering transactions. For a description of these activities, see "Underwriting."

  The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in the accompanying Prospectus or incorporated therein by reference. Unless otherwise specified, the term "Trust" includes New Plan Realty Trust and those entities owned or controlled by it.

                                   THE TRUST

  New Plan Realty Trust, one of the largest publicly traded real estate investment trusts in the United States based on the aggregate market value of its outstanding common shares of beneficial interest without par value ("Common Shares"), is a self-administered and self-managed equity real estate investment trust which primarily owns shopping centers and garden apartment communities. Substantially all of the Trust's present equity investments consist of 119 shopping centers, with approximately 16,945,000 gross rentable square feet, six factory outlet centers with approximately 1,756,000 gross rentable square feet and 47 garden apartment communities containing 10,964 apartment units. These properties are located in 23 states. See "Business."

  The Trust has paid regular and uninterrupted cash distributions on its Common Shares since it commenced operations as a real estate investment trust in 1972. These distributions, which are paid quarterly, have increased from $0.19 per Common Share in fiscal 1973 to $1.395 per Common Share in fiscal 1996 (and $1.44 per Common Share on an annualized basis, based upon the third quarterly distribution paid in fiscal 1997). Since inception, each distribution has either been equal to or greater than the distribution preceding it, and the distributions have been increased in each of the last 71 consecutive quarters. The Trust intends to continue to declare quarterly distributions on its Common Shares.

  The Trust's primary investment strategy is to identify and purchase well-located income-producing shopping centers and garden apartment communities at a discount to replacement cost. The Trust also purchases selected factory outlet centers. The Trust seeks to achieve income growth through a program of expansion, renovation, leasing, re-leasing and improving the tenant mix. The Trust minimizes development risks by generally purchasing existing income-producing properties.

  The Trust generally has acquired properties for cash. Management believes that its ability to purchase available properties for cash enhances its negotiating position in obtaining attractive purchase prices. In a few instances properties have been acquired subject to existing long-term mortgages. Since August 1, 1996, the Trust has acquired 12 shopping centers aggregating approximately 2,016,000 gross rentable square feet and 12 garden apartment communities containing 3,670 apartment units for an aggregate purchase price of approximately $210 million. The Trust has also recently entered into contracts to purchase three shopping centers, with approximately 497,000 gross rentable square feet and one garden apartment community consisting of 140 units for an aggregate purchase price of approximately $29 million, including an approximately $1.2 million purchase money mortgage.

  Long-term debt of the Trust at June 26, 1997 consisted of approximately $414 million of unsecured senior notes and approximately $65 million of mortgage loans. At June 26, 1997, the Trust had $12 million outstanding under its $50 million line of credit (the "Line of Credit") with The Bank of New York, Fleet National Bank and CoreStates Bank N.A. (the "Banks"), which Line of Credit expires on October 29, 1997. The Trust expects to extend the maturity of the Line of Credit or enter into a new line of credit.

  No single tenant or chain of tenants currently accounts for more than 2% of the Trust's revenues, other than Kmart, the Trust's largest tenant, which currently accounts for approximately 4% of revenues. Many of the shopping centers include supermarket and drug store tenants which historically have been less susceptible to economic downturns. See "Business."

  The Trust, a Massachusetts business trust, maintains its executive offices at 1120 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 869-3000. The Trust employs approximately 550 individuals, including executive, administrative and field personnel. Trust personnel lease, manage and maintain or supervise the maintenance of all of the Trust's properties.

                                 THE OFFERING

Securities Offered...   1,500,000 Depositary Shares each representing a 1/10
                        fractional interest in a Series A SUPeR Preferred
                        Share.

Dividends............   Dividends on the Series A SUPeR Preferred Shares
                        represented by the Depositary Shares offered hereby are cumulative from the date of issue and are payable quarterly on or about the fifteenth day of March, June, September and December of each year, commencing on September 15, 1997, at the rate of 7.80% of the liquidation preference per annum (equivalent to $3.90 per annum per Depositary Share) through September 15, 2012 and at the rate of 9.80% of the liquidation preference per annum (equivalent to $4.90 per annum per Depositary Share) thereafter. The first dividends on the Series A SUPeR Preferred Shares represented by the Depositary Shares offered hereby, which will be paid on September 15, 1997, will be for less than a full quarter. Dividends on the Series A SUPeR
                        Preferred Shares will accrue whether or not the Trust has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are declared.
                        Accrued but unpaid dividends on the Series A SUPeR
                        Preferred Shares will not bear interest and holders of the Series A SUPeR Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal
                        Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends
                        (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest, including preferred shares (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Series A SUPeR Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Series A SUPeR Preferred Shares for the year and the denominator of which shall be the Total
                        Dividends. See "Description of Series A SUPeR
                        Preferred Shares and Depositary Shares--Dividends."

Ranking..............   The Series A SUPeR Preferred Shares will rank senior
                        to the Common Shares with respect to the payment of distributions and amounts upon liquidation, dissolution or winding-up. See "Description of Preferred Shares" included in the accompanying
                        Prospectus.

Liquidation             The Series A SUPeR Preferred Shares will have a
 Preference..........   liquidation preference of $500.00 per Series A SUPeR
                        Preferred Share (equivalent to $50.00 per Depositary
                        Share), plus an amount equal to accrued and unpaid distributions. See "Description of Series A SUPeR
                        Preferred Shares--Liquidation Preference."

Redemption...........   Except in certain circumstances relating to the
                        Trust's maintenance of its ability to qualify as a REIT, the Series A SUPeR Preferred Shares are not redeemable prior to June 15, 2007. See "Description of
                        Preferred Shares-- Restrictions on Ownership" and
                        "Description of Common Shares--Restrictions on
                        Ownership" in the accompanying Prospectus. At any time on or after June 15, 2007, the Series A SUPeR
                        Preferred Shares will be redeemable for cash at the option of the Trust, in whole or in part, at $500.00 per share (equivalent to $50.00 per Depositary Share), plus distributions accrued and unpaid, if any, to the redemption date.
                        The redemption price (other than the portion thereof consisting of accrued and unpaid dividends, if any) is payable solely out of the sale proceeds, including proceeds from the Trust's distribution reinvestment plan (DRIP), of other capital shares of beneficial interest of the Trust, which may include other classes or series of preferred shares and from no other source. See "Description of Series A SUPeR Preferred
                        Shares and Depositary Shares--Redemption."

Voting Rights........   Holders of Series A SUPeR Preferred Shares will not
                        have any voting rights except as set forth below or in the accompanying Prospectus or as otherwise from time to time required by law. In the event that the Declaration of Trust is amended as described below under "NYSE Listing", if distributions on the Series A
                        SUPeR Preferred Shares are in arrears for six or more quarterly periods, holders of the Depositary Shares representing the Series A SUPeR Preferred Shares
                        (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees to serve on the Board of Trustees of the Trust until all distribution arrearages are eliminated. See
                        "Description of Series A SUPeR Preferred Shares and
                        Depositary Shares--Voting Rights", and "Description of
                        Preferred Shares--Voting Rights" in the accompanying
                        Prospectus.

Conversion...........   The Series A SUPeR Preferred Shares are not
                        convertible into or exchangeable for any other property or securities of the Trust.

NYSE Listing.........
                        Prior to the Offering, there has been no public market for the Series A SUPeR Preferred Shares, and there can be no assurance that an active trading market for the Series A SUPeR Preferred Shares will develop following the Offering or, if developed, that any such market will be sustained. In the absence of a public trading market, an investor may be unable to liquidate his investment.

                        The rules of the NYSE provide that in certain instances all holders of preferred shares should have the right, voting as a class, to elect an additional two trustees. The Trust's Declaration of Trust prohibits the holders of any series of preferred shares from having the right to elect one or more separate Trustees. In order to facilitate the listing of the Depositary Shares on the NYSE, the Trust intends to propose to amend the Declaration of Trust to eliminate the existing prohibition and to seek the required shareholder approval of such amendment at the Trust's next annual meeting of shareholders scheduled for December 10, 1997. There can be no assurance, however, that the Trust's shareholders will approve the amendment. Application will be made to list the Depositary Shares on the NYSE, but there can be no assurance that the NYSE will approve such application. See "Description of Series A SUPeR Preferred Shares and Depositary Shares--General."

Use of Proceeds......   The net proceeds from the Offering will be used
                        primarily for working capital, general trust purposes and any property acquisitions, which may include the acquisition of shopping centers, factory outlet centers and garden apartment communities as suitable opportunities arise, the expansion and improvement of certain properties owned or to be owned by the Trust and the repayment of certain indebtedness outstanding at such time.

                              RECENT DEVELOPMENTS

  Since January 31, 1997, the Trust has acquired seven shopping centers containing an aggregate of approximately 1,098,000 gross rentable square feet and two garden apartment communities containing 992 units for an aggregate purchase price of approximately $83.3 million.

  The seven shopping centers the Trust has acquired since January 31, 1997 are as follows:

                                  GROSS
                                RENTABLE     YEAR              MAJOR
          PROPERTY             SQUARE FEET   BUILT            TENANTS
          --------             ----------- ---------  ------------------------
New Garden Shopping Center       149,000     1979     Acme Supermarkets
Kennett Square, PA                                    Thrift Drug
Presidential Plaza I & II         88,000   1977/1996* Winn Dixie
North Lauderdale, FL                                  Eckerd Drugs
Creekwood Shopping Center         70,000     1990     Winn Dixie
Rex, GA
Midway Village                    73,000     1989     Winn Dixie
Douglas, GA
Bethel Park Plaza                222,000   1965/1997* Giant Eagle Supermarkets
Bethel Park, PA                                       Ames
Cave Spring Shopping Center      167,000   1969/1992* Kroger Supermarkets
Roanoke, VA                                           Revco Drugs
                                                      Hills
Regency Park, Shopping Center    330,000     1985     Baby Superstore
Jacksonville, FL                                      Rhodes Furniture

--------
* Substantially renovated in the year indicated.

  The two garden apartment communities the Trust has acquired since January 31, 1997 are as follows: (i) Knollwood Apartments, built in 1980, consisting of 704 units and located in Mobile, AL and (ii) Spring Creek Apartments, built in 1985, consisting of 288 units and located in Columbus, OH.

  The Trust has also entered into contracts to purchase three additional shopping centers containing an aggregate of approximately 497,000 gross rentable square feet and an apartment complex consisting of 140 units for an aggregate purchase price of approximately $29 million. The shopping centers are located in Georgia, Florida and New York, respectively, and the garden apartment community is located in Alabama.

                                USE OF PROCEEDS

  The net proceeds to the Trust from the sale of the Depositary Shares offered hereby are estimated at $72,775,000. The Trust presently intends to use the net proceeds for working capital, general trust purposes and any property acquisitions, which may include the acquisition of shopping centers, factory outlet centers and garden apartment communities as suitable opportunities arise, the expansion and improvement of certain properties owned or to be owned by the Trust and the repayment of certain indebtedness outstanding at such time, including amounts outstanding under the Line of Credit which bear interest at the rate of LIBOR plus .50%. Pending such uses, the net proceeds may be invested in short-term income producing investments, such as investments in commercial paper, government securities or money market funds that invest in government securities.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Trust as of April 30, 1997, as adjusted to give effect to (i) the issuance of 150,000 Series A SUPeR Preferred Shares that are represented by the Depositary Shares offered hereby and the application of the net proceeds thereof; (ii) a mortgage note of approximately $6.0 million bearing interest at the rate of 6.75% per annum relating to a property acquisition incurred since April 30, 1997; and (iii) the issuance in May 1997 of $30 million of 7.35% unsecured Senior Notes due June 15, 2007 and $40 million of 5.91% unsecured Senior Floating Rate Notes due May 15, 2000. The table should be read in conjunction with the Trust's consolidated financial statements incorporated herein by reference.

                                                         HISTORICAL AS ADJUSTED
                                                         ---------- -----------
                                                             (IN THOUSANDS)
Long-term debt:
  Mortgage notes payable(1)............................. $   58,748 $   64,775
  Senior Notes, net of unamortized discount of approxi-
mately $1.4 million.....................................    342,597    412,597
                                                         ---------- ----------
                                                         $  401,345 $  477,372
                                                         ========== ==========
Shareholders' equity:
  Common Shares of Beneficial Interest, without par
   value, unlimited
   Common Shares authorized; 58,729,995 Common Shares
   issued and outstanding(2)............................ $  733,643 $  733,643
  Preferred Shares, par value $1.00 per share, 1,000,000
   authorized, 0 Preferred Shares issued and outstanding
   (Historical); 150,000 Preferred Shares issued and
   outstanding (as Adjusted), redemption value $75
   million..............................................                72,775
                                                         ---------- ----------
Total shareholders' equity..............................    669,068    741,843
                                                         ---------- ----------
Total capitalization.................................... $1,070,413 $1,219,215
                                                         ========== ==========

--------
(1) Includes current portion of long-term debt. The rates of interest on outstanding mortgage indebtedness range from 4.29% to 10.75%; the weighted average interest rate of the mortgages was 7.9% per annum at April 30, 1997.

(2) Does not include approximately 2,581,300 Common Shares reserved for issuance under the Trust's share option plans and 3,547,216 Common Shares reserved for issuance under the Trust's Distribution Reinvestment and Share Purchase Plan.

                 SELECTED FINANCIAL AND OPERATING INFORMATION

  The following table sets forth selected financial and operating information on an historical basis for the Trust. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended April 30, 1997, and the Annual Report on Form 10-K for the year ended July 31, 1996, which documents are incorporated by reference into the accompanying Prospectus. In the opinion of management, the operating data for the periods presented includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                                                                                            NINE MONTHS NINE  MONTHS
                                                YEAR ENDED JULY 31,                            ENDED       ENDED
                         ------------------------------------------------------------------  APRIL 30,   APRIL 30,
                          1989    1990    1991    1992    1993     1994     1995     1996      1996         1997
                         ------- ------- ------- ------- ------- -------- -------- -------- ----------- ------------
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues
  Rental income......... $33,763 $38,041 $41,395 $47,595 $65,308 $ 96,384 $126,448 $162,821  $118,662     $147,719
  Interest and
   dividends............   9,778  16,082  15,988  17,097  11,001    4,570    4,128    4,785     4,009        3,277
  Other revenues........     --      --      --      --      --       --       --       --        --           --
                         ------- ------- ------- ------- ------- -------- -------- --------  --------     --------
                          43,541  54,123  57,383  64,692  76,309  100,954  130,576  167,606   122,671      150,996
                         ------- ------- ------- ------- ------- -------- -------- --------  --------     --------
Operating expenses
  Property operating
   costs................  11,547  14,916  14,133  16,163  22,440   33,283   43,343   57,303    41,780       54,138
  Interest on mortgages
   & notes(1)...........   1,933   1,901   1,935   1,527   1,386    2,289    7,174   17,561    12,908       19,758
  Depreciation and
   amortization.........   3,164   3,563   4,205   5,051   7,574   11,342   15,055   20,004    14,556       18,252
                         ------- ------- ------- ------- ------- -------- -------- --------  --------     --------
                          16,644  20,380  20,273  22,741  31,400   46,914   65,572   94,868    69,244       92,148
                         ------- ------- ------- ------- ------- -------- -------- --------  --------     --------
Operating income........  26,897  33,743  37,110  41,951  44,909   54,040   65,004   72,738    53,427       58,848
Other income............   2,153   3,262   4,789  10,064     940      990      228      399       281          (68)
                         ------- ------- ------- ------- ------- -------- -------- --------  --------     --------
                          29,050  37,005  41,899  52,015  45,849   55,030   65,232   73,137    53,708       58,780
Other deductions(1).....   1,939   1,958   2,021   2,569   2,620    2,713    2,516    2,616     2,125        1,525
                         ------- ------- ------- ------- ------- -------- -------- --------  --------     --------
Net income.............. $27,111 $35,047 $39,878 $49,446 $43,229 $ 52,317 $ 62,716 $ 70,521  $ 51,583     $ 57,255
                         ======= ======= ======= ======= ======= ======== ======== ========  ========     ========
Net income per Common
 Share..................     .95    1.01    1.05    1.08     .89     1.06     1.19     1.25       .92          .98
OTHER DATA:
Funds from
operations(1)(2)........ $28,123 $35,347 $39,294 $44,433 $49,863 $ 62,669 $ 77,543 $ 90,127  $ 65,858     $ 75,575
Distributions paid......  28,148  36,557  43,640  55,173  61,963   64,693   71,616   78,962    58,554       62,535
Distributions paid per
 Common Share...........     .97    1.05    1.13    1.21   1.275    1.315    1.355    1.395    1.0425       1.0725
Weighted average number
 of Common Shares
 outstanding............  28,620  34,844  38,138  45,971  48,838   49,502   52,894   56,484    55,995       58,353

                                                                                                NINE MONTHS NINE MONTHS
                                                       JULY 31,                                    ENDED       ENDED
                        -----------------------------------------------------------------------  APRIL 30,   APRIL 30,
                          1989     1990     1991     1992     1993     1994     1995     1996      1996        1997
                        -------- -------- -------- -------- -------- -------- -------- -------- ----------- -----------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate (at cost).. $137,081 $168,601 $180,361 $301,136 $388,228 $621,342 $765,080 $977,942  $913,414   $1,130,927
Total assets...........  301,282  307,678  461,913  530,827  534,248  616,993  796,636  945,394   903,844    1,100,631
Long-term debt(3)......   22,971   22,938   18,868   17,831   23,321   28,060  206,652  238,426   224,305      401,345
Shareholders' equity...  274,199  279,490  437,206  506,339  500,571  565,493  570,529  659,354   657,141      669,068

-------
(1) Certain amounts prior to 1993 have been reclassified to conform to the 1993 presentation.
(2) Industry analysts generally consider funds from operations to be an appropriate measure of the performance of an equity REIT. Funds from operations does not represent net income or cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Trust's operating performance or as an alternative to cash flow as a measure of liquidity. The calculation of funds from operations for the periods set forth above is based upon the recommended guidelines adopted by the National Association of Real Estate Investment Trusts.
(3) Includes current installments on mortgage notes payable.

                                   BUSINESS

  The Trust presently owns or has leasehold interests in 119 shopping centers containing an aggregate of approximately 16,945,000 gross rentable square feet. Substantially all of the shopping centers are community and neighborhood centers. The centers frequently include supermarket chains and drug stores as major tenants and in some instances the centers include discount department stores. Twenty-two of the shopping centers are located in New York, 18 in Georgia, 16 in Ohio, 14 in Pennsylvania, eight in Michigan, six in Virginia, five in Kentucky, four each in Florida, Indiana, New Jersey and Tennessee, three in West Virginia, two each in Delaware, Illinois, Iowa, Maryland and North Carolina and one each in Alabama and Nevada. The Trust also owns six factory outlet centers aggregating approximately 1,756,000 gross rentable square feet. Two of the centers are located in Missouri and one center is located in each of California, Florida, Virginia and New Jersey. As of April 30, 1997, the average occupancy rates for the Trust's shopping centers and factory outlet centers were 88% and 92%, respectively.

  The Trust also owns 47 garden apartment communities with an aggregate of 10,964 apartment units. Eleven of the apartment communities are located in Tennessee, eight in Alabama, six in Kentucky, five in Ohio, three each in Louisiana and South Carolina, two each in Delaware, New York, Indiana and Georgia, and one each in Florida, Missouri and Pennsylvania. Over 70% of the apartment units have two or more bedrooms. As of April 30, 1997, the average occupancy rate for the Trust's apartment communities was 95%.

  In addition to the real estate properties described above, the Trust holds five purchase money first mortgages at per annum interest rates of 7.2%, 8.75%, 9.375%, 9.38% and 10%, a second mortgage at a per annum interest rate of 10.5%, a leasehold mortgage at a per annum interest rate of 12% and a note receivable at a per annum interest rate of 11.5%. The mortgages and note receivable, all of which are presently current, totalled approximately $22.4 million at April 30, 1997. The mortgages (other than the leasehold mortgage) are collateralized by five shopping centers containing an aggregate of approximately 754,000 gross rentable square feet.

  The Trust intends to continue to invest in well-located income-producing real estate, with a primary emphasis on shopping centers and garden apartment communities. The Trust may also continue to invest in selected factory outlet centers. An important part of the Trust's investment strategy is to enhance the cash flow potential of its properties through a program of expansion, renovation, leasing, re-leasing and improving the tenant mix.

  Currently, none of the Trust's shopping centers are enclosed malls. Many of the centers feature supermarket and drug store tenants and some of the centers include discount department stores. Supermarkets and drug stores historically have been less susceptible to economic downturns. The Trust attempts to acquire each shopping center and apartment community at a discount to replacement cost. Properties purchased substantially below replacement cost generally charge lower rent which may allow for increases upon releasing. By primarily purchasing completed income-producing properties rather than building them, the Trust has minimized development risks.

  Recently, the Trust has purchased newer or more modern and substantially renovated shopping centers at below replacement cost. The average size of the supermarkets in the portfolio now exceeds 47,000 square feet, representing current food store designs. The Trust believes that such newer high-quality centers will continue to be available at below replacement cost.

  The Trust's revenue base is diversified from an individual tenant and property perspective, as well as geographically. No single tenant or chain of tenants currently accounts for more than 2% of the Trust's revenues, other than Kmart, the Trust's largest tenant, which currently accounts for approximately 4% of revenues. In addition, no single Trust property accounts for more than approximately 4.4% of the Trust's total revenues.

  The Trust generally seeks to acquire properties in those states in which it already owns property or in an adjacent state to allow for efficient management. The Trust also attempts to acquire shopping centers which provide opportunities for expansion or would benefit from renovation.

  A substantial portion of the Trust's shopping center income consists of rents received under long-term leases. Most of these shopping center leases provide for payment by tenants of an annual minimum rent and additional rent calculated generally as a percentage of gross sales in excess of a specified amount ("percentage rent"), and many leases also have cost-of-living escalation clauses. Upon renewal of a shopping center lease, the Trust seeks to increase the annual minimum rent of a tenant to an amount which approaches or exceeds the sum of the former annual minimum rent plus the most recent annual percentage rent received from the tenant. The Trust's apartments are generally rented on a one-year basis.

  The Trust's shopping center leases usually provide that the Trust, as landlord, must repair and maintain building exteriors (including roofs and canopies and external utilities) and common areas, including parking lots. Most of the shopping center leases also contain provisions for pro rata contribution by tenants to the cost of maintaining common areas and payment of real estate taxes. New leases generally provide for full pro rata recovery of these costs from tenants.

  In order to protect and enhance its investments, the Trust incurs unreimbursed costs for renovation of its properties. The Trust also seeks to commit tenants to make improvements to their premises, including sign installation and store modernization. The management of the Trust believes that because such renovations and improvements enhance the appearance of the shopping centers, customer traffic may increase. To the extent that additional customer traffic results in higher sales, percentage rents received by the Trust with respect to that shopping center may increase. As a result, the Trust is in a better position to receive higher minimum rents upon the expiration of leases from existing tenants or new leases.

  Under various Federal, state and local laws, ordinances and regulations, an owner of real estate or interests therein may be liable for the costs of removal or remediation of certain hazardous substances on or in such property. Such enactments often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The cost of any required remediation and the owner's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may also adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral.

  The Trust's management is not aware of any environmental liability that it believes could have a material adverse effect on the Trust's financial condition or results of operations. In addition, since 1989, the Trust has typically conducted Phase I environmental audits (which generally involve inspection without soil sampling or ground water analysis) in connection with property acquisitions and none of these audits has revealed the existence of any environmental conditions that the Trust's management believes could have a material adverse effect on the Trust's financial condition or results of operations. No assurance, however, can be given that these audits reveal all environmental liabilities, that environmental liabilities may not have developed since such audits were conducted or that no material adverse environmental condition exists that is not known to the Trust.

  The success of the Trust depends upon, among other factors, the trends of the economy, including interest rates, construction costs, income tax laws and increases or decreases in operating expenses, governmental regulations and legislation, including environmental requirements, real estate fluctuations, retailing trends, population trends, zoning and other local laws, the financial condition and stability of tenants, the availability of financing and capital on satisfactory terms and the ability of the Trust to compete with others for tenants and keep its properties leased at profitable levels. The Trust competes for properties with an indeterminate number of investors, including domestic and foreign corporations and financial institutions, real estate investment trusts, life insurance companies, pension funds and trust funds. The Trust regularly reviews its portfolio and from time to time considers the sale of certain of its properties.

     DESCRIPTION OF SERIES A SUPER PREFERRED SHARES AND DEPOSITARY SHARES

  The description of the particular terms of the Series A SUPeR Preferred Shares and the Depositary Shares set forth in this Prospectus Supplement supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Shares and Depositary Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  The Trust is authorized to issue up to 1,000,000 preferred shares, $1.00 par value per share ("preferred shares"), in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the distribution rights, distribution rate or rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Trustees of the Trust may determine by resolution, without any further vote or action by the shareholders. See "Description of Preferred Shares" in the accompanying Prospectus. Unless redeemed by the Trust, the Depositary Shares representing the Series A SUPeR Preferred Shares have a perpetual term with no stated maturity date.

  On June 30, 1997, the Board of Trustees of the Trust adopted resolutions establishing the terms of a series of preferred shares consisting of up to 150,000 shares, designated 7.80% Series A Cumulative Step-Up Premium Rate SM Preferred Shares. As of such date, there were no other series of preferred shares of the Trust issued or outstanding. The following summary of the terms and provisions of the Series A SUPeR Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Declaration of Trust and the Certificate of Designation supplementing the Declaration of Trust (the "Certificate of Designation") designating the Series A SUPeR Preferred Shares, each of which is available from the Trust.

  The registrar, transfer agent and dividends disbursing agent for the Series A SUPeR Preferred Shares will be BankBoston N.A.

  Each Depositary Share represents a 1/10 fractional interest in a Series A SUPeR Preferred Share. The Series A SUPeR Preferred Shares will be deposited with BankBoston N.A., as Depositary (the "Preferred Share Depositary"), under a Deposit Agreement among the Trust, the Preferred Share Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Share Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled to all the rights and preferences of a 1/10 fractional interest in a Series A SUPeR Preferred Share (including, if any, distribution, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying Prospectus.

  The rules of the NYSE provide that in certain instances all holders of preferred shares should have the right, voting as a class, to elect an additional two trustees. The Trust's Declaration of Trust prohibits the holders of any series of preferred shares from having the right to elect one or more separate Trustees. In order to facilitate the listing of the Depositary Shares on the NYSE, the Trust intends to propose to amend its Declaration of Trust to eliminate the existing prohibition and to seek the required shareholder approval of such amendment at the Trust's next annual meeting of shareholders scheduled for December 10, 1997. The affirmative vote of the holders of not less than 66 2/3% of the then outstanding Common Shares is required to approve such amendment. There can be no assurance, however, that the Trust's shareholders will approve the amendment. Application will be made to list the Depositary Shares on the NYSE, but there can be no assurance that the NYSE will approve such application. The Series A SUPeR Preferred Shares will not be so listed, and the Trust does not expect that there will be any trading market for the Series A SUPeR Preferred Shares.

DIVIDENDS

  Holders of the Series A SUPeR Preferred Shares shall be entitled to receive, when, as and if authorized by the Board of Trustees, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.80% of the liquidation preference per annum (equivalent to $3.90 per annum per Depositary Share) through September 15, 2012 and at the rate of 9.80% of the liquidation preference per annum (equivalent to $4.90 per annum per Depositary Share) thereafter. Dividends on the Series A SUPeR Preferred Shares represented by the Depositary Shares offered hereby shall accrue and be cumulative from the date of original issue and shall be payable quarterly in arrears on the fifteenth day of each March, June, September and December or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividends on the Series A SUPeR Preferred Shares represented by the Depositary Shares offered hereby, which will be paid on September 15, 1997, will be for less than a full quarter. Such dividend and any dividend payable on the Series A SUPeR Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the share records of the Trust at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Trustees of the Trust for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

  No dividends on the Series A SUPeR Preferred Shares shall be authorized by the Board of Trustees of the Trust or be paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

  Notwithstanding the foregoing, dividends on the Series A SUPeR Preferred Shares will accrue whether or not the Trust has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accrued but unpaid dividends on the Series A SUPeR Preferred Shares will not bear interest and holders of the Series A SUPeR Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. See "Description of Preferred Shares--Dividends" in the accompanying Prospectus.

  Any dividend payment made on the Series A SUPeR Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

  If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount" of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Series A SUPeR Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Series A SUPeR Preferred Shares for the year and the denominator of which shall be the Total Dividends.

LIQUIDATION PREFERENCE

  In the event of any liquidation, dissolution or winding-up of the affairs of the Trust, the holders of the Series A SUPeR Preferred Shares are entitled to be paid out of the assets of the Trust legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Trust's Board of Trustees in the amount of a liquidation preference of $500.00 per share (equivalent to $50.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends to the date of such liquidation, dissolution or winding-up, before any distribution of assets is made to holders of Common Shares or any other capital shares of beneficial interest that rank junior to the Series A SUPeR Preferred Shares as to liquidation preference. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A SUPeR Preferred Shares will have no right or claim to any of the remaining assets of the Trust. The consolidation or merger of the Trust with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Trust shall not be deemed to constitute a liquidation, dissolution or winding-up of the Trust. For further information regarding the rights of the holders of the Series A SUPeR Preferred Shares and related Depositary Shares upon the liquidation, dissolution or winding- up of the Trust, see "Description of Preferred Shares--Liquidation Preference" and "Description of Depositary Shares-- Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

  The Series A SUPeR Preferred Shares are not redeemable prior to June 15, 2007. At any time on or after June 15, 2007, the Trust, at its option upon not less than 30 or more than 60 days' written notice, may redeem the Series A SUPeR Preferred Shares (and the Preferred Share Depositary will redeem the number of Depositary Shares representing the Series A SUPeR Preferred Shares so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $500.00 per share (equivalent to $50.00 per Depositary Share), plus all accrued and unpaid dividends thereon, if any, to the date fixed for redemption, without interest, to the extent the Trust will have funds legally available therefor. The redemption price of the Series A SUPeR Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends, if any) shall be paid solely from the sale proceeds of other capital shares of beneficial interest of the Trust, including proceeds from the Trust's distribution reinvestment plan (DRIP), and not from any other source. For purposes of the preceding sentence, "capital shares of beneficial interest" means any equity securities (including common shares of beneficial interest and preferred shares), shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed shall surrender such Depositary Receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends, if any, payable upon such redemption following such surrender. If notice of redemption of any Depositary Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of any Depositary Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Depositary Shares, such Depositary Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Trust. See "Description of Preferred Shares--Restrictions on Ownership" and "Description of Common Shares-- Restrictions on Ownership" in the accompanying Prospectus.

  Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice furnished by the Trust will be mailed by the Preferred Share Depositary, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of the Depositary Receipts evidencing the Depositary Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Preferred Share Depositary. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series A SUPeR Preferred Shares or Depositary Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date;
(ii) the redemption price; (iii) the number of Series A SUPeR Preferred Shares to be redeemed (and the equivalent number of Depositary Shares); (iv) the place or places where the Depositary Receipts evidencing the Depositary Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Depositary Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Depositary Shares to be redeemed from such holder.

  The holders of Depositary Receipts at the close of business on a Dividend Record Date will be entitled to receive the distribution payable with respect to the Depositary Shares evidenced by such Depositary Receipts on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Trust's default in the payment of the dividend due.

  The Series A SUPeR Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Ownership" below).

VOTING RIGHTS

  Holders of Series A SUPeR Preferred Shares will not have any voting rights except as set forth below or in the accompanying Prospectus or as otherwise from time to time required by law. In the event that the Declaration of Trust is amended to eliminate the existing provision that prohibits the holders of any series of preferred shares from having the right to elect one or more separate Trustees, whenever dividends on any Series A SUPeR Preferred Shares shall be in arrears for six or more quarterly periods, holders of Series A SUPeR Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been confirmed and are exercisable) will be entitled to vote for the election of two additional Trustees of the Trust at a special meeting called by the holders of record of at least ten percent (10%) of the Series A SUPeR Preferred Shares or of any series of preferred shares (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on the Series A SUPeR Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Trust will be increased by two Trustees.

  In any matter in which the Series A SUPeR Preferred Shares are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each Series A SUPeR Preferred Share shall be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each Series A SUPeR Preferred Share, the holder thereof may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series A SUPeR Preferred Share). As a result, each Depositary Share will be entitled to one vote.

  For further information regarding the voting rights of the holders of the Series A SUPeR Preferred Shares and related Depositary Receipts, see "Description of Preferred Shares--Voting Rights" and "Description of Depositary Shares--Voting of the Preferred Shares" in the accompanying Prospectus.

CONVERSION RIGHTS

  The Series A SUPeR Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust.

RESTRICTIONS ON OWNERSHIP

  For information regarding restrictions on ownership of the Series A SUPeR Preferred Shares and related Depositary Shares, see "Description of Preferred Shares--Restrictions on Ownership" and "Description of Common Shares-- Restrictions on Ownership" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following description relates to all material federal income tax considerations applicable to distributions with respect to, and redemptions of, Depositary Shares and Series A SUPeR Preferred Shares. For a discussion of all other material federal income tax considerations to the Trust of its REIT election, see "Certain Federal Income Tax Considerations to the Trust of its REIT Election," in the accompanying Prospectus. Altheimer & Gray, which has acted as special tax counsel to the Trust, is of the opinion that the following discussion, together with the discussion in the Prospectus under the heading "Certain Federal Income Tax Considerations to the Trust of its REIT Election," to the extent they constitute matters of law or legal conclusions, are correct in all material respects, based on current law.

  EACH PROSPECTIVE HOLDER OF DEPOSITARY SHARES IS URGED TO REFER TO THE ACCOMPANYING PROSPECTUS FOR A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES NOT DISCUSSED HEREIN. MOREOVER, AS THE RELEVANT CODE PROVISIONS ARE HIGHLY COMPLEX, EACH PROSPECTIVE HOLDER OF DEPOSITARY SHARES IS URGED TO CONSULT WITH HIS OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES IN LIGHT OF HIS SPECIFIC OR UNIQUE CIRCUMSTANCES, OF THE PURCHASE AND DISPOSITION OF DEPOSITARY SHARES.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

  General. As long as the Trust qualifies as a REIT, distributions made to the Trust's taxable domestic shareholders with respect to their Common Shares and preferred shares including Depositary Shares (collectively, the "Securities") out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for shareholders that are corporations. For purposes of determining whether distributions on the Securities are out of current or accumulated earnings and profits, the earnings and profits of the Trust will be allocated first to distributions with respect to preferred shares and second to distributions with respect to Common Shares. Dividends that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Trust's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its Securities. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. For a discussion on the manner in which that portion of any dividends designated by the Trust as capital gain dividends will be allocated among the holders of preferred shares and Common Shares, see "Description of Series A SUPeR Preferred Shares and Depositary Shares-- Dividends." To the extent that the Trust makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's Securities by the amount of such distribution (but not below zero), with distributions in excess of the shareholder's tax basis taxable as capital gains (if the Securities are held as a capital asset). In addition, any dividend declared by the Trust in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust.

  In general, any loss upon a sale or exchange of Securities by a shareholder who has held such Securities for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Trust received by such shareholder which are required to be treated by such shareholder as long-term capital gains.

  Additional Tax Consequences for Holders of Preferred Shares and Depositary Shares. Section 305(c) of the Code and the regulations thereunder provide in certain cases for the continuing economic accrual of a "redemption premium" on preferred stock on a constant yield-to-maturity basis, and for the treatment of such accrual as a distribution with respect to such preferred stock. The term "redemption premium" is not defined in the Code or regulations. A "redemption premium" may include dividends payable at other than a constant rate, although the law is not clear. If such dividends are treated as "redemption premium," the annual taxable dividends to Holders of an increasing rate preferred stock may in the early years be greater than the dividends actually received, due to the accrual on a constant-yield basis of amounts payable in later years. For such treatment to apply, there would be required a determination of a "maturity date," i.e., a date (occurring on or after June 15, 2012) at which it is considered, as of the issuance of the Depositary Shares, to be more likely than not that the Trust will exercise its redemption option. Based upon certain representations of the Trust it cannot be determined at this time that any such date exists. Further, there appears to be an indication in the regulations that, all other things being equal, a redemption would more likely occur before an increase in the dividend rate than after. Based on the foregoing, the above-described treatment of stepped up rate dividends as being taxable before received on an economic accrual basis should not apply to distributions made on the Depositary Shares. In addition, since the amount payable for a Depositary Share on redemption is equal to the amount for which such share will be issued, no "redemption premium" should arise by reason of the amount of the redemption price.

  A redemption of Depositary Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Trust's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's share interest in the Trust, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of beneficial interest considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of beneficial interest actually owned by the holder, must generally be taken into account. If a particular holder of Depositary Shares owns (actually or constructively) no Common Shares, or an insubstantial percentage of the outstanding Common Shares, a redemption of Depositary Shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Depositary Shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Depositary Shares are advised to consult their own tax advisors to determine such tax treatment.

  If a redemption of Depositary Shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Trust's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the Depositary Shares for tax purposes. Such gain or loss will be capital gain or loss if the Depositary Shares have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

  If a redemption of Depositary Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed Depositary Shares for tax purposes will be transferred to the holder's remaining shares of beneficial interest if any. If the holder owns no other shares of beneficial interest, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

  Most tax-exempt employees' pension trusts are not subject to Federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI").

Distributions by the Trust to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Securities with "acquisition indebtedness" within the meaning of the Code and the Securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, for taxable years beginning on or after January 1, 1994, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distribution that they receive from such a REIT as UBTI. The Trust has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN SHAREHOLDERS

  The following is a discussion of certain anticipated U.S. Federal income tax consequences of the ownership and disposition of Securities applicable to Non-U.S. Holders of such Securities. A "Non-U.S. Holder" is any person other than
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only.

  DISTRIBUTIONS FROM THE TRUST.

  1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Trust's earnings and profits which are not attributable to capital gains of the Trust and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Securities. In cases where the dividend income from a Non-U.S. Holder's investment in Securities is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

  2. Non-Dividend Distributions. Distributions by the Trust which are not dividends out of the earnings and profits of the Trust will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the Trust's current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Trust.

  3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Trust to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the Properties beneficially owned by the Trust ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Trust will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains or otherwise could be designated as capital gain dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption.

  Dispositions of Securities. Unless Securities constitute a USRPI, a sale of Securities by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Securities will not constitute a USRPI if the Trust is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Holders. The Trust believes that it has been and anticipates that it will continue to be a domestically controlled

REIT, and therefore that the sale of Securities will not be subject to taxation under FIRPTA. Because the Securities will be publicly traded, however, no assurance can be given the Trust will continue to be a domestically controlled REIT. If the Trust does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Securities generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the Securities are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Non-U.S. Holder held 5% or less of the Trust's outstanding Securities at all times during a specified testing period.

  If gain on the sale of Securities were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Securities could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service. Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in Securities is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

OTHER TAX CONSIDERATIONS

  State and Local Taxes. The Trust and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Trust and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the shares of beneficial interest of the Trust.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (collectively, the "Underwriting Agreement"), the Trust has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Trust, the Depositary Shares. The Underwriting Agreement provides that the obligations of the Underwriter is subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of the Depositary Shares if any are purchased.

  The Underwriter has advised the Trust that it proposes initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of the Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.75 per share. The Underwriter may allow, and such dealers may reallow, a discount not in excess of $.50 per share to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

  The Trust has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

  In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Depositary Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Depositary Shares.

  If the Underwriter creates a short position in the Depositary Shares in connection with the Offering (i.e., if it sells more Depositary Shares than are set forth on the cover page of this Prospectus Supplement), the

Underwriter may reduce that short position by purchasing Depositary Shares in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Depositary Shares. In addition, neither the Company nor the Underwriter makes any representations that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The rules of the NYSE provide that in certain instances all holders of preferred shares should have the right, voting as a class, to elect an additional two trustees. The Trust's Declaration of Trust prohibits the holders of any series of preferred shares from having the right to elect one or more separate Trustees. In order to facilitate listing of the Depositary Shares on the NYSE, the Trust intends to propose to amend the Declaration of Trust to eliminate the existing prohibition and to seek shareholder approval of such amendment at the Trust's next annual meeting of shareholders scheduled for December 10, 1997. There can be no assurance, however, that the shareholders will approve the amendment. Application will be made to list the Depositary Shares on the NYSE, but there can be no assurance that the NYSE will approve such application. The Underwriter has advised the Trust that it intends to make a market in the Depositary Shares prior to any commencement of trading on the NYSE. The Underwriter will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities if commenced at any time.

PROSPECTUS
                                 $280,000,000

                             NEW PLAN REALTY TRUST

                      DEBT SECURITIES, PREFERRED SHARES,
             DEPOSITARY SHARES, COMMON SHARES, WARRANTS AND RIGHTS

  New Plan Realty Trust ("New Plan" or the "Trust") may from time to time offer in one or more series its (i) unsecured debt securities, which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities," and together with Senior Securities, the "Debt Securities"), (ii) preferred shares, par value $1.00 per share ("Preferred Shares"), (iii) Preferred Shares represented by depositary shares ("Depositary Shares"), (iv) common shares of beneficial interest without par value ("Common Shares"), (v) warrants to purchase Debt Securities, Preferred Shares or Common Shares (collectively, "Warrants"), or (vi) rights to purchase Common Shares ("Rights"), with an aggregate initial public offering price of up to $280,000,000 on terms to be determined at the time of offering. Debt Securities, Preferred Shares, Depositary Shares, Common Shares, Warrants and Rights (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Trust or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, certain covenants, other terms and conditions, and the initial public offering price;
(ii) in the case of Preferred Shares, the number, specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other terms and conditions, and the initial public offering price; (iii) in the case of Depositary Shares, the fractional share of a Preferred Share represented by each such Depositary Share; (iv) in the case of Common Shares, any initial public offering price; (v) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof; and (vi) in the case of Rights, the duration, exercise price and transferability thereof. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of certain types of Offered Securities, in each case as may be appropriate to preserve the status of the Trust as a real estate investment trust ("REIT") for federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

  The Offered Securities may be offered directly, through agents designated from time to time by the Trust, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

                               -----------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                 The date of this Prospectus is June 30, 1997.

                             AVAILABLE INFORMATION

  The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Trust with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Shares are listed on the New York Stock Exchange and similar information concerning the Trust can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Trust has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or to previous filings made by the Trust with the Commission, each such statement being qualified in all respects by such reference. For further information regarding the Trust and the Offered Securities, reference is hereby made to the Registration Statement and the previous filings made by the Company with the Commission, which may be obtained from the Commission (i) at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission or (ii) by consulting the Commission's Web site at the address of http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by the Trust under the Exchange Act with the Commission and are incorporated herein by reference:

  1. The Trust's Annual Report on Form 10-K for the year ended July 31, 1996 filed October 16, 1996, pursuant to the Exchange Act.

  2. The Trust's Quarterly Reports on Form 10-Q for the three months ended October 31, 1996, filed December 12, 1996, for the six months ended January 31, 1997, filed March 10, 1997, and for the nine months ended April 30, 1997, filed June 11, 1997, pursuant to the Exchange Act.

  3. The Trust's Current Reports on Form 8-K dated and filed August 19, 1996, November 4, 1996, December 12, 1996, January 6, 1997, June 18, 1997 and June 30, 1997, pursuant to the Exchange Act.

  4. Item 1 of the Trust's registration statement on Form 8-A, as amended, filed May 19, 1986 pursuant to Section 12 of the Exchange Act.

  All other documents filed by the Trust pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to New Plan Realty Trust, Attention: Ronald Frankel, 1120 Avenue of the Americas, New York, New York 10036; (212) 869-3000.

                                   THE TRUST

  New Plan Realty Trust, one of the largest publicly traded real estate investment trusts in the United States based on the aggregate market value of its outstanding Common Shares, is a self-administered and self-managed equity real estate investment trust which primarily owns shopping centers and apartment complexes. Substantially all of the Trust's present equity investments consist of 119 shopping centers, with approximately 16,945,000 gross rentable square feet, six factory outlet centers with approximately 1,756,000 gross rentable square feet and 47 apartment complexes containing 10,964 apartment units. These properties are located in 23 states. Since the organization of the corporate predecessor of the Trust in 1962, the Trust and its predecessor have been directed by members of the Newman family. The Newman family has been active in real estate ownership and management since 1926.

  The Trust has paid regular and uninterrupted cash distributions on its Common Shares since it commenced operations as a real estate investment trust in 1972. These distributions, which are paid quarterly, have increased from $0.19 per Common Share in fiscal 1973 to $1.395 per Common Share in fiscal 1996. Since inception, each distribution has either been equal to or greater than the distribution preceding it, and the distributions have been increased in each of the last 71 consecutive quarters. The Trust intends to continue to declare quarterly distributions on its Common Shares.

  The Trust invests its assets in income-producing real estate, with a primary emphasis on shopping centers, including factory outlet centers, and apartment complexes. The Trust's primary investment strategy is to identify and purchase well-located shopping centers, including factory outlet centers, and apartment complexes usually at a significant discount to replacement cost. The Trust seeks to achieve income growth through a program of expansion, renovation, leasing, re-leasing and improving the tenant mix of its shopping centers and factory outlets. The Trust minimizes development risks by generally purchasing existing income-producing properties.

  The Trust, a Massachusetts business trust, maintains its executive offices at 1120 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 869-3000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of the Trust for the periods indicated:

                                                                                           NINE
                                                                                          MONTHS
                                                                                           ENDED
                                                                                         APRIL 30,
        1992         1993             1994             1995             1996               1997
        ----         ----             ----             ----             ----             ---------
        28.5         23.6             17.0             8.1              4.9                 3.7

  To date, the Trust has not issued any preferred shares; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are unchanged from the ratios presented in this section. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the Trust intends to use the net proceeds from the sale of the Offered Securities for working capital and general trust purposes, which may include the acquisition of shopping centers, factory outlet centers and apartment complexes as suitable opportunities arise, the expansion and improvement of certain properties owned or to be owned by the Trust, and the repayment of certain indebtedness outstanding at such time.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

  The Senior Securities are to be issued under an Indenture, dated as of March 29, 1995, as amended or supplemented from time to time (the "Senior Securities Indenture"), between the Trust and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as trustee (the "Senior Securities Trustee") and the Subordinated Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Subordinated Securities Indenture"), between the Trust and a trustee to be selected by the Trust (the "Subordinated Securities Trustee"). The Senior Securities Indenture and the Subordinated Securities Indenture are referred to herein individually as the "Indenture" and collectively as the "Indentures," and the Senior Securities Trustee and the Subordinated Securities Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees." The Senior Securities Indenture and a form of the Subordinated Securities Indenture have been filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection, respectively, at the corporate trust office of the Senior Securities Trustee and at the corporate trust office of the Subordinated Securities Trustee or as described above under "Available Information." The Senior Securities Indenture is, and the Subordinated Securities Indenture will be, subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The description of the Subordinated Securities Indenture set forth below assumes that the Trust has entered into the Subordinated Securities Indenture. The Trust will execute the Subordinated Securities Indenture when and if the Trust issues Subordinated Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities. Unless otherwise specified, all section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein shall have the meanings set forth in the Indentures.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Trust. Senior Securities will rank pari passu with certain other senior debt of the Company that may be outstanding from time to time and will rank senior to all Subordinated Securities that may be outstanding from time to time. Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination."

  Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Trust or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

  Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee shall be appointed by the Trust, by or pursuant to a resolution adopted by the Board of Trustees, to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated therein, any action described therein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture (Section 609 of each Indenture).

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

  (1) the title of such Debt Securities;

  (2) the classification of such Debt Securities as Senior Securities or Subordinated Securities;

  (3) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

  (4) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

  (5) if convertible, in connection with the preservation of the Trust's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

  (6) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

  (7) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

  (8) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

  (9) the place or places where the principal of (and premium, if any) and interest and Additional Amounts, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Trust in respect of such Debt Securities and the applicable Indenture may be served;

  (10) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Trust, if the Trust is to have such an option;

  (11) the obligation, if any, of the Trust to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  (12) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

  (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or other method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

  (14) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

  (15) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

  (16) whether the principal of (and premium, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Trust or a Holder, in one or more currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so paid;

  (17) whether such Debt Securities will be issued in certificated or book-entry form;

  (18) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

  (19) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

  (20) if such Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

  (21) the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares of the Trust and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

  (22) whether and under what circumstances the Trust will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Trust will have the option to redeem such Debt Securities in lieu of making such payment;

  (23) the name of the applicable Trustee and the address of its corporate trust office; and

  (24) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as set forth below under "Certain Covenants-Senior Securities Indenture Limitations on Incurrence of Debt," neither Indenture contains any other provisions that would limit the ability of the Trust to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Trust or in the event of a change of control. However, restrictions on ownership and transfers of the Trust's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Preferred Shares" and "Description of Common Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Trust that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof and those in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest or any Additional Amounts on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee or an office or agency established by the Company in accordance with the Indenture, provided that, at the option of the Trust, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at an office or agency established by the Company in accordance with the Indenture. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee or at an office or agency established by the Company in accordance with the Indenture. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Trust with respect to any series of Debt Securities, the Trust may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Trust will be required to maintain a transfer agent in each Place of Payment for such series. The Trust may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

  Neither the Trust nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

CERTAIN COVENANTS

  Senior Securities Indenture Limitations on Incurrence of Debt. The Trust will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 65% of the sum of (i) the Trust's Total Assets (as defined below) as of the end of the fiscal quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable acquired by the Trust or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt, and (iii) the amount of any securities offering proceeds received by the Trust or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004 of Senior Securities Indenture).

  In addition to the foregoing limitation on the incurrence of Debt, the Trust will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Trust or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of the Trust or any Subsidiary is greater than 40% of the sum of (i) the Trust's Total Assets as of the end of the fiscal quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable acquired by the Trust or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt and (iii) the amount of any securities offering proceeds received by the Trust or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004 of Senior Securities Indenture).

  In addition to the foregoing limitations on the incurrence of Debt, the Trust will not, and will not permit any Subsidiary to, incur any Debt if Consolidated Income Available for Debt Service (as defined below) for any 12 consecutive calendar months within the 15 calendar months immediately preceding the date on which such additional Debt is to be incurred shall have been less than 1.5 times the Maximum Annual Service Charge (as defined below) on the Debt of the Trust and all Subsidiaries to be outstanding immediately after the incurring of such additional Debt (Section 1004 of Senior Securities Indenture).

  The Trust will at all times maintain an Unencumbered Total Asset Value in an amount not less than 100% of the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries that is unsecured (Section 1004 of Senior Securities Indenture).

  As used herein,

  "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income (as defined below) of the Trust and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Trust and its Subsidiaries, (b) provision for taxes of the Trust and its Subsidiaries based on income, (c) amortization of debt discount, (d) property depreciation and amortization and (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period.

  "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Trust and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Debt" of the Trust or any Subsidiary means any indebtedness of the Trust or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Trust or any Subsidiary,
(iii) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Trust or any Subsidiary as lessee which is reflected on the Trust's Consolidated Balance Sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Trust's Consolidated Balance Sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Trust or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Trust or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Trust or any Subsidiary whenever the Trust or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

  "Maximum Annual Service Charge" as of any date means the maximum amount which may become payable in any period of 12 consecutive calendar months from such date for interest on, and required amortization of, Debt. The amount payable for amortization shall include the amount of any sinking fund or other analogous fund for the retirement of Debt and the amount payable on account of principal on any such Debt which matures serially other than at the final maturity date of such Debt.

  "Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Trust and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

  "Undepreciated Real Estate Assets" as of any date means the amount of real estate assets of the Trust and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Unencumbered Total Asset Value" as of any date means the sum of the Trust's Total Assets which are unencumbered by any mortgage, lien, charge, pledge or security interest.

  Existence. Except as permitted under "Merger, Consolidation or Sale," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Trust will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1005 of each Indenture).

  Maintenance of Properties. The Trust will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Trust and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1006 of each Indenture).

  Insurance. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties adequately insured against loss or damage with insurers of recognized responsibility and having an A.M. Best policy holder's rating of not less than A-:V (Section 1007 of each Indenture).

  Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all future taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary, unless such lien would not have a material adverse effect upon such property; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (i) whose amount, applicability or validity is being contested in good faith by appropriate proceedings or (ii) for which the Trust has set apart and maintains an adequate reserve (Section 1008 of each Indenture).

  Provision of Financial Information. Whether or not the Trust is subject to
Section 13 or 15(d) of the Exchange Act, the Trust will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Trust would have been required to file with the Commission pursuant to such Section 13 or 15(d) if the Trust were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Trust would have been required so to file such documents if the Trust were so subject. The Trust will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (ii) file with the Trustees copies of the annual reports, quarterly reports and other documents which the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (y) if filing such documents by the Trust with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

MERGER, CONSOLIDATION OR SALE

  The Trust may merge with or into, consolidate with, or sell, lease or convey all or substantially all of its assets to, any other trust or corporation, provided that (a) either the Trust shall be the continuing trust or corporation, or the successor trust or corporation (if other than the Trust) formed by or resulting from any such merger or consolidation or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indentures; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Trust or any Subsidiary as a result thereof as having been incurred by the Trust or such Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustees (Sections 801 and 803 of each Indenture).

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder (a) default for 30 days in the payment of any installment of interest or Additional Amounts on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Trust contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in such Indenture; (e) an event of default under any evidence of indebtedness of the Trust or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured or evidenced, such default having resulted in the acceleration of the maturity of an aggregate principal amount exceeding $10,000,000 of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within a specified period of time;
(f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Trust, any Significant Subsidiary or the property of the Trust or any Significant Subsidiary; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Trust.

  If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Outstanding Debt Securities of that series to be due and payable immediately by written notice thereof to the Trust (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Trust shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest or Additional Amounts on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holders of all Outstanding Debt Securities affected thereby (Section 513 of each Indenture).

  Each Trustee is required to give notice to the Holder of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

  Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the applicable Indenture or for any remedy thereunder, except in the case of failure of the Trustee thereunder for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on, and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

  Subject to provisions in each Indenture relating to its duties in case of default, each Trustee is under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the applicable Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

  Within 120 days after the close of each fiscal year, the Trust must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010 of each Indenture).

MODIFICATION OF THE INDENTURES

  Modifications and amendments of each Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium, if any), or any installment of principal of or interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any Additional Amounts payable in respect of, or any premium payable on redemption of, or change any obligation of the Company to pay any Additional Amounts set forth in the Indenture relating to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;
(e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of each such Debt Security affected thereby (Section 902 of each Indenture).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Trust with certain covenants in the applicable Indenture (Section 1012 of each Indenture).

  Modifications and amendments of each Indenture may be made by the Trust and the applicable Trustee without the consent of any Holder of Debt Securities issued thereunder for any of the following purposes: (i) to evidence the succession of another Person to the Trust as obligor under the applicable Indenture; (ii) to add to the covenants of the Trust for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Trust in the applicable Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the applicable Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series issued thereunder created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Preferred Shares or Common Shares of the Trust; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the applicable Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the applicable Indenture, provided that such action will not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action will not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

  Each Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that will be deemed outstanding will be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of the applicable Indenture, and (iv) Debt Securities owned by the Trust or any other obligor upon the Debt Securities or any Affiliate of the Trust or of such other obligor will be disregarded (Section 101 of each Indenture).

  Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Trust, pursuant to a resolution adopted by the Board of Trustees, or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the applicable Indenture (Section 1504 of each Indenture).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  The Trust may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

  Each Indenture provides that, if the provisions of Article XIV are made applicable to the Debt Securities of or within any series pursuant to Section 301 of such Indenture, the Trust may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1009, inclusive, of the applicable Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Trust with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

  Such a trust may only be established if, among other things, the Trust has delivered to the applicable Trustee an Opinion of Counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (Section 1404 of each Indenture).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Trust has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a Foreign Currency, both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  In the event the Trust effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of the applicable Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Trust would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Preferred Shares or Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Preferred Shares or Common Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the applicable Prospectus Supplement relating to such series. Global Securities are expected to be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form.

  Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. Unless otherwise indicated in the applicable Prospectus Supplement, the Trust anticipates that the following provisions will apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Trust if such Debt Securities are offered and sold directly by the Trust. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

  Payments of principal of, any premium and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Trust, the Trustees, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Trust expects that the Depository for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depository or its nominee. The Trust also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Trust within 90 days, the Trust will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Trust may, at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Trust, of $1,000 and integral multiples thereof.

SUBORDINATION

  Upon any distribution to creditors of the Trust in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Securities Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Securities Indenture), but the obligation of the Trust to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Securities Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Trust receives notice of the default (Section 1603 of the Subordinated Securities Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Securities Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Trust may recover more, ratably, than holders of the Subordinated Securities.

  Senior Debt is defined in the Subordinated Securities Indenture as the principal of and interest on, or substantially similar payments to be made by the Trust in respect of, the following, whether outstanding at the date of execution of the Subordinated Securities Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Trust for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Trust evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Trust as lessee under leases of property either made as part of any sale and leaseback transaction to which the Trust is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Trust, (e) indebtedness, obligations and liabilities of others in respect of which the Trust is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Trust has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Trust to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities,
(2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Trust to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, (3) any trade accounts payable and (4) the Subordinated Securities (Section 101 of the Subordinated Securities Indenture). There are no restrictions in the Subordinated Securities Indenture upon the creation of additional Senior Debt. However, the Senior Securities Indenture contains limitations on incurrence of indebtedness by the Trust. See "--Certain Covenants--Senior Securities Indenture Limitations on Incurrence of Debt."

                        DESCRIPTION OF PREFERRED SHARES

  The Trust is authorized to issue 1,000,000 preferred shares, par value $1.00 per share, and no Preferred Shares were outstanding as of the date of this Prospectus.

  The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The particular terms of the Preferred Shares being offered will be described in a Prospectus Supplement relating to such Preferred Shares. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Trust's Amended and Restated Declaration of Trust (the "Declaration of Trust").

GENERAL

  The Declaration of Trust authorizes the Board of Trustees to issue Preferred Shares in series, and to establish the number of shares to be included in each series and to fix the designation and relative rights, preferences and limitations of the shares of each series, including, but not limited to, the determination of the following: any dividend and distribution rights; any terms on which Preferred Shares may be redeemed; any voting rights; any rights in the event of the dissolution, liquidation or winding up of the Trust; any conversion rights; and any other rights, preferences and limitations. The Preferred Shares will, when issued, be fully paid and nonassessable and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

   (1)The title and stated value of such Preferred Shares;

   (2) The number of shares of such Preferred Shares being offered, the liquidation preference per share and the offering price of such Preferred Shares;

   (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

   (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

   (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

   (6) The provision for a sinking fund, if any, for such Preferred Shares;

   (7) The provisions for redemption, if applicable, of such Preferred
       Shares;

   (8) Any listing of such Preferred Shares on any securities exchange;

   (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Trust, including the conversion price (or manner of calculation thereof);

  (10) Whether interests in such Preferred Shares will be represented by Depositary Shares;

  (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

  (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust;

  (13) Any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust;

  (14) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Shares, in each case as may be appropriate to preserve the status of the Trust as a REIT; and

  (15) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares.

RANK

  Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Trust, rank (i) senior to all classes or series of Common Shares of the Trust, and to all equity securities ranking junior to such Preferred Shares with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Trust, as the case may be; (ii) on a parity with all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Trust, as the case may be; and (iii) junior to all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Preferred Shares with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Trust, as the case may be. As used in the Declaration of Trust for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

  Holders of Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Trustees of the Trust, out of assets of the Trust legally available for payment, cash dividends at such rates (or method of calculation thereof) and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Trust on such record dates as shall be fixed by the Board of Trustees of the Trust.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Trust fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Trust will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If any Preferred Shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred shares of the Trust of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon the Preferred Shares of such series and any other series of preferred shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Preferred Shares of such series and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in common shares or other shares of beneficial interest of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Shares or any other shares of beneficial interest of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares or any other shares of beneficial interest of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Trust (except by conversion into or exchange for other shares of beneficial interest of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  If so provided in the applicable Prospectus Supplement, the Preferred Shares of any series will be subject to mandatory redemption or redemption at the option of the Trust, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Trust in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of the Trust, the terms of such Preferred Shares may provide that, if no such shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable shares of beneficial interest of the Trust pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Trust shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of Preferred Shares of such series to assist in maintaining the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Trust and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Trust.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the stock transfer books of the Trust. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been properly given and if the funds necessary for such redemption have been irrevocably set aside by the Trust in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, such Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so deposited which remain unclaimed by the holders of such Preferred Shares at the end of two years after the redemption date will be returned by the applicable bank or trust company to the Trust.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of shares of beneficial interest of the Trust ranking junior to any series of Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Trust, the holders of such series of Preferred Shares shall be entitled to receive, after payment or provision for payment of the Trust's debts and other liabilities, out of assets of the Trust legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of such series of Preferred Shares will have no right or claim to any of the remaining assets of the Trust. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Trust are insufficient to pay the amount of the liquidating distributions on all such outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of beneficial interest of the Trust ranking on a parity with such series of Preferred Shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If the liquidating distributions shall have been made in full to all holders of a series of Preferred Shares, the remaining assets of the Trust shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to such series of Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For purposes of this section, a distribution of assets in any dissolution, winding up or liquidation will not include (i) any consolidation or merger of the Trust with or into any other entity, (ii) any dissolution, liquidation, winding up, or reorganization of the Trust immediately followed by organization of another entity to which such assets are distributed or
(iii) a sale or other disposition of all or substantially all of the Trust's assets to another entity; provided that, in each case, effective provision is made in the charter of the resulting and surviving entity or otherwise for the recognition, preservation and protection of the rights of the holders of Preferred Shares.

VOTING RIGHTS

  Holders of any series of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement. The Declaration of Trust provides that no holders of Preferred Shares shall have the right to elect one or more separate trustees. However, if the Trust elects to issue a series of Preferred Shares, it may amend the Declaration of Trust to provide for certain additional voting rights to holders of Preferred Shares.

  So long as any Preferred Shares remain outstanding, the Trust will not, without the affirmative vote or consent of the holders of two-thirds (2/3) of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of beneficial interest of the Trust into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Trust's Declaration of Trust or the Certificate of Designation for such series of Preferred Shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, that any increase in the amount of the authorized preferred shares or the creation or issuance of any other series of preferred shares, or any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be affected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

RESTRICTIONS ON OWNERSHIP

  For the Trust to qualify as a REIT under the Code, not more than 50% in value of its outstanding shares of beneficial interest may be owned, directly or constructively, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, and the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). Therefore, the Declaration of Trust imposes certain restrictions on the ownership and transferability of Preferred Shares. All certificates representing Preferred Shares will bear a legend referring to these restrictions. For a general description of such restrictions, see "Description of Common Shares-- Restrictions on Ownership."

                       DESCRIPTION OF DEPOSITARY SHARES

GENERAL

  The Trust may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Trust, the depositary named therein (the "Preferred Shares Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all rights and preferences of the Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Trust to the Preferred Shares Depositary, the Trust will cause the Preferred Shares Depositary to issue, on behalf of the Trust, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Trust upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Preferred Shares Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary.

  In the event of a distribution other than in cash, the Preferred Shares Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary, unless the Preferred Shares Depositary determines that it is not feasible to make such distribution, in which case the Preferred Shares Depositary may, with the approval of the Trust, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF SHARES

  Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Shares Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Shares to be withdrawn, the Preferred Shares Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. The Trust does not expect that there will be any public market for Preferred Shares that are withdrawn as described in this paragraph.

REDEMPTION OF DEPOSITARY SHARES

  Whenever the Trust redeems Preferred Shares held by the Preferred Shares Depositary, the Preferred Shares Depositary will redeem as of the same redemption date the number of Depositary Shares representing the

Preferred Shares so redeemed, provided the Trust shall have paid in full to the Preferred Shares Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Trust.

  From and after the date fixed for redemption, all dividends in respect of the Preferred Shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Shares Depositary.

VOTING OF THE PREFERRED SHARES

  Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Shares Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Shares Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. The Preferred Shares Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Trust will agree to take all reasonable action which may be deemed necessary by the Preferred Shares Depositary in order to enable the Preferred Shares Depositary to do so. The Preferred Shares Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Shares Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Shares Depositary.

LIQUIDATION PREFERENCE

  In the event of the liquidation, dissolution or winding up of the Trust, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED SHARES

  The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Trust. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of the Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Shares Depositary with written instructions to the Preferred Shares Depositary to instruct the Trust to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Shares, other shares of Preferred Shares of the Trust or other shares of beneficial interest, and the Trust has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt will be issued for any Depositary Shares not to be converted. No fractional shares of Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Trust equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Trust and the Preferred Shares Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

  The Deposit Agreement may be terminated by the Trust upon not less than 30 days' prior written notice to the Preferred Shares Depositary if (i) such termination is necessary to preserve the Trust's status as a REIT or (ii) at least two-thirds of each series of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Shares Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Shares Depositary with respect to such Depositary Receipt. The Trust has agreed that if the Deposit Agreement is terminated to preserve the Trust's status as a REIT, then the Trust will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed or converted, or (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Trust and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares.

CHARGES OF PREFERRED SHARES DEPOSITARY

  The Trust will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Trust will pay the fees and expenses of the Preferred Shares Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Shares Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Preferred Shares Depositary may resign at any time by delivering to the Trust notice of its election to do so, and the Trust may at any time remove the Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Shares Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

  The Preferred Shares Depositary will forward to holders of Depositary Receipts any reports and communications from the Trust which are received by the Preferred Shares Depositary with respect to the related Preferred Shares.

  Neither the Preferred Shares Depositary nor the Trust will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Trust and the Preferred Shares Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence or willful misconduct, and the Trust and the Preferred Shares Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Trust and the Preferred Shares Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

  In the event the Preferred Shares Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Trust, on the other hand, the Preferred Shares Depositary shall be entitled to act on such claims, requests or instructions received from the Trust.

                         DESCRIPTION OF COMMON SHARES

  The Trust has the authority to issue an unlimited number of common shares of beneficial interest without par value. At June 26, 1997, the Trust had outstanding 58,729,995 common shares of beneficial interest without par value.

  The following description of the Common Shares sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Shares will be issuable upon conversion of Debt Securities or Preferred Shares or upon the exercise of Warrants. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Trust's Declaration of Trust.

  Holders of the Trust's Common Shares will be entitled to receive dividends when, as and if declared by the Board of Trustees of the Trust, out of funds legally available therefor. Payment and declaration of dividends on the Common Shares and purchases of Common Shares by the Trust will be subject to certain restrictions if the Trust fails to pay dividends on the Preferred Shares. See "Description of Preferred Shares". Upon any liquidation, dissolution or winding up of the Trust, holders of Common Shares will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Trust and the preferential amounts owing with respect to any outstanding Preferred Shares. The Common Shares will possess ordinary voting rights for the election of trustees and in respect of other trust matters, each share entitling the holder thereof to one vote. Trustees are elected in classes for terms expiring at the third succeeding annual meeting. Holders of Common Shares do not have cumulative voting rights in the election of trustees, which means that holders of more than 50% of all of the Trust's Common Shares voting for the election of trustees at any annual meeting can elect all of the trustees to be elected at such meeting if they choose to do so and the holders of the remaining shares cannot elect any trustees at such meeting. Approval of the following matters requires the affirmative vote of the holders of at least 66 2/3% of all outstanding Common Shares: amendments to the Trust's Declaration of Trust, termination of the Trust, certain mergers, reorganizations or consolidations of the Trust or the sale, conveyance, exchange or other disposition of more than 50% of the Trust's property, and the removal of any trustee by the shareholders. Holders of Common Shares will not have preemptive rights, which means they have no right to acquire any additional Common Shares that may be issued by the Trust at a subsequent date. The Common Shares will, when issued, be fully paid and nonassessable.

RESTRICTIONS ON OWNERSHIP

  For the Trust to qualify as a REIT under the Code, not more than 50% in value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, and its shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). The Declaration of Trust imposes certain restrictions on the ownership and transferability of Common Shares and Preferred Shares (collectively, "Shares"). If two-thirds (2/3) of the Trustees determine that ownership of Shares has become, or that there is a substantial possibility it may become, concentrated to an extent which would prevent the Trust from continuing to be qualified as a REIT, then the Trustees may redeem (by lot or other manner deemed equitable by the Trustees) a sufficient number of Shares to bring the ownership of the Shares into conformity with the requirements of the Code, or prohibit the transfer of Shares to prevent the ownership of Shares from being concentrated to an extent which may not allow the Trust to qualify as a REIT under the Code. The redemption price to be paid will be (i) the last reported sale price of the applicable Shares on the last business day prior to the redemption date on the principal national securities exchange on which such Shares are listed, or (ii) if the applicable Shares are not so listed, the average of the highest bid and lowest asked prices on such last business day as reported by the National Quotation Bureau Incorporated or a similar organization selected from time to time by the Trustees for the purpose, or
(iii) if not determinable as aforesaid, as determined in good faith by the Trustees. From and after the date fixed for redemption by the Trustees, the holder of any Shares so called for redemption shall cease to be entitled to any distributions, voting rights and other benefits with respect to the Shares called for redemption, except the right to payment of the applicable redemption price. Under certain circumstances the proceeds of redemption might be taxed as a dividend to the recipient.

  In order to insure that the Trust remains qualified as a REIT for federal income tax purposes, the Declaration of Trust also provides that any transfer of Shares that would prevent the Trust from continuing to be so qualified shall be void ab initio, and the intended transferee of such Shares shall be deemed never to have had an interest therein. If the foregoing provision is determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of such Shares shall be deemed to have acted as agent on behalf of the Trustees in acquiring such Shares, and to hold such Shares on behalf of the Trustees.

  In addition, except as set forth below, any issuance or transfer of Shares that would create a direct or indirect owner of more than 7.5% of the lesser of the number or the value of the total Shares outstanding ("Excess Shares") shall be void ab initio and the would-be transferee of such Shares shall be deemed never to have had any interest in the Shares purportedly transferred. The Trustees may waive such restriction unless the ownership of Excess Shares would result in the termination of the status of the Trust as a REIT under the Code.

  Any person who could, as a result of any transfer and/or registration of transfer on the books of the Trust of any Shares, or securities convertible into Shares, become a direct or indirect owner of Excess Shares shall give written notice to the Trust of the proposed transfer and any information as may be required by the Trustees no later than the 15th day prior to any transfer which, if consummated, would result in such ownership.

  If a shareholder has knowledge that he owns, directly or indirectly, together with certain related persons, 500,000 or more Shares (including Shares into which convertible securities, options and warrants may be converted or purchased pursuant thereto), within 10 days of becoming aware of such ownership, whether or not connected with any acquisition of Shares, he must notify the Trust in writing of such fact and must similarly notify the Trust of any subsequent acquisition of Shares (or convertible securities, options or warrants) by himself or related persons of which he has knowledge within 10 days of becoming aware of such acquisition. In addition, each shareholder shall upon demand be required to disclose to the Trust in writing such information with respect to the direct, indirect and constructive ownership of Shares as the Board of Trustees deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

  The Registrar and Transfer Agent for the Trust's Common Shares is Bank Boston N.A.

                            DESCRIPTION OF WARRANTS

  The Trust may issue Warrants for the purchase of Debt Securities, Preferred Shares, Depositary Shares or Common Shares. Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Trust and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Trust in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price of such Warrants may be payable; (5) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (6) the designation and terms of the Offered Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the securities purchasable upon exercise of such Warrants will be payable; (8) if applicable, the date on and after which such Warrants and the related securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such Warrants may be purchased; (10) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (11) the minimum or maximum amount of such Warrants which may be exercised at any one time; (12) information with respect to book-entry procedures, if any; (13) a discussion of certain Federal income tax considerations; and (14) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                             DESCRIPTION OF RIGHTS

  The Trust may issue Rights to its shareholders for the purchase of Common Shares. Each series of Rights will be issued under a separate rights agreement (a "Rights Agreement") to be entered into between the Trust and a bank or trust company, as Rights agent, all as set forth in the Prospectus Supplement relating to the particular issue of Rights. The Rights agent will act solely as an agent of the Trust in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust for or with any holders of Rights certificates or beneficial owners of Rights. The Rights Agreement and the Rights certificates relating to each series of Rights will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Rights.

  The applicable Prospectus Supplement will describe the terms of the Rights to be issued, including the following where applicable: (i) the date for determining the shareholders entitled to the Rights distribution; (ii) the aggregate number of Common Shares purchasable upon exercise of such Rights and the exercise price; (iii) the aggregate number of Rights being issued; (iv) the date, if any, on and after which such Rights may be transferable separately; (v) the date on which the right to exercise such Rights shall commence and the date on which such right shall expire; (vi) any special United States federal income tax consequences; and (vii) any other terms of such Rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such Rights.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                       TO THE TRUST OF ITS REIT ELECTION

  The following summary of certain federal income tax considerations to the Trust is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Offered Securities. Certain federal income tax considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE TRUST AS A REIT

  General. The Trust has elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Code, commencing with its taxable year ended July 31, 1972. The Trust believes that, commencing with its taxable year ended July 31, 1972, it was organized and has been operating in such a manner as to qualify for taxation as a REIT under the Code and the Trust intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

  These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  In the opinion of Altheimer & Gray, commencing with the Trust's taxable year which ended July 31, 1972, the Trust has been organized in conformity with the requirements for qualification as a REIT, and its method of operation enabled it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Trust as to factual matters. In addition, this opinion is based upon the factual representations of the Trust concerning its business and properties as set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Trust's ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership, and the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Altheimer & Gray. Accordingly, no assurance can be given that the actual results of the Trust's operation in any particular taxable year will satisfy such requirements. See "--Failure to Qualify."

  If the Trust qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at both the corporate and shareholder levels) that generally results from investment in a regular corporation. However, the Trust will be subject to federal income tax as follows: First, the Trust will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the Trust may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Trust has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Trust has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Trust should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Trust fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Trust's profitability. Sixth, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Trust would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Trust acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the asset in the hands of the Trust is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Trust recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Trust, then, to the extent of the excess, if any, of the fair market value over the adjusted basis of any such asset as of the beginning of the Recognition Period (the "Built-in Gain"), such gain will be subject to tax at the highest corporate rate on ordinary income.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code) and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

  The Trust has satisfied condition (5) and believes that it has issued sufficient shares to allow it to satisfy condition (6). In addition, the Trust's Declaration of Trust provides for restrictions regarding ownership and transfer of the Trust's shares of beneficial interest, which restrictions are intended to assist the Trust in continuing to satisfy the share ownership requirements described in (5) and (6) above. The ownership and transfer restrictions pertaining to a particular series of Preferred Shares are described in "Description of Preferred Shares--Restrictions on Ownership."

  The Trust owns and operates a number of properties through subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Trust's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of the Trust.

  Income Tests. In order to maintain qualification as a REIT, the Trust annually must satisfy three gross income requirements. First, at least 75% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Trust's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Trust will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the real estate investment trust, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue; provided, however, the Trust may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Trust does not and will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts of sales, as described above), the Trust does not and will not rent any property to a Related Party Tenant, and the Trust does not and will not derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease). The Trust directly performs services under certain of its leases.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  If the Trust fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Trust's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Trust attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Trust would be entitled to the benefit of these relief provisions. As discussed above under "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Asset Tests. The Trust, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Trust's total assets must be represented by real estate assets (including (i) assets held by the Trust's qualified REIT subsidiaries and the Trust's allocable share of real estate assets held by partnerships in which the Trust owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Trust), cash, cash items and government securities. Second, not more than 25% of the value of the Trust's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Trust may not exceed 5% of the value of the Trust's total assets and the Trust may not own more than 10% of any one issuer's outstanding voting securities.

  The Trust currently has numerous wholly-owned subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited by the asset tests. However, if the Trust's subsidiaries are "qualified REIT subsidiaries" as defined in the Code, such subsidiaries will not be treated as separate corporations for federal income tax purposes. Thus, the Trust's ownership of stock of a "qualified REIT subsidiary" will not cause the Trust to fail the asset tests.

  Annual Distribution Requirements. The Trust, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Trust's "REIT taxable income" (computed without regard to the dividends paid deduction and the Trust's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Trust disposes of any asset during a Recognition Period, the Trust will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Trust timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Trust does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Trust would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Trust intends to make timely distributions sufficient to satisfy this annual distribution requirement.

  It is possible that the Trust, from time to time, may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Trust. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Trust may find it necessary to arrange for short-term, or possibly long-term borrowings or to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, the Trust may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Trust's deduction for dividends paid for the earlier year. Thus, the Trust may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Trust will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

  If the Trust fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Trust will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Trust fails to qualify will not be deductible by the Trust nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Trust will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Trust would be entitled to such statutory relief.

                             PLAN OF DISTRIBUTION

  The Trust may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Trust also may, from time to time, authorize underwriters acting as the Trust's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Trust in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Trust to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Trust, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in a Prospectus Supplement, the Trust will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase Offered Securities of the series to which such Prospectus Supplement relates providing for payment and delivery on a future date specified in such Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Offered Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Trust. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the particular Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular Offered Securities are being sold to underwriters, the Trust shall have sold to such underwriters the total principal amount of such Offered Securities or number of Warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Trust or such institutional investors thereunder.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Trust and its subsidiaries in the ordinary course of business.

                                 ERISA MATTERS

  The Trust may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and a "disqualified person" under corresponding provisions of the Code with respect to certain employee benefit plans. Certain transactions between an employee benefit plan and a party in interest or disqualified person may result in "prohibited transactions" within the meaning of ERISA and the Code, unless such transactions are effected pursuant to an applicable exemption. Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to invest in the Offered Securities should consult with its legal counsel.

                                LEGAL OPINIONS

  Certain legal matters will be passed upon for the Trust by Steven F. Siegel, General Counsel and Secretary of the Trust, and by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York. The legal authorization and issuance of the Offered Securities, as well as certain other legal matters concerning Massachusetts law, will be passed upon for the Trust by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Altheimer & Gray, Chicago, Illinois, has acted as counsel to the Trust on tax and certain other matters. Norman Gold, a member of Altheimer & Gray, is a Trustee. Mr. Gold beneficially owns 10,899 Common Shares.

  Certain legal matters will be passed upon for the underwriters, dealers or agents by Brown & Wood LLP, New York, New York.

                                    EXPERTS

  The consolidated balance sheets as of July 31, 1996 and 1995 and the consolidated statements of income, changes in shareholders' equity and cash flows and the consolidated financial statement schedules of the Trust for each of the three years in the period ended July 31, 1996, which appear in the Annual Report on the Form 10-K incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The historical summary of combined revenues and certain operating expenses of certain properties acquired by the Trust for the year ended October 31, 1995 appearing in the Trust's Current Report on Form 8-K dated August 19, 1996, the historical summary of combined revenues and certain operating expenses of certain properties acquired by the Trust for the year ended July 31, 1996 appearing in the Trust's Current Reports on Form 8-K dated November 4, 1996 and January 6, 1997, and the historical summary of combined revenues and certain operating expenses of certain properties acquired by the Trust for the year ended October 31, 1996 appearing in the Trust's Current Reports on Form 8-K dated June 18, 1997 and June 30, 1997 have been audited by Eichler Bergsman & Co., LLP, independent accountants, as set forth in their reports thereon, included therein, respectively, and incorporated herein by reference. Such historical summary of combined revenues and certain operating expenses are incorporated herein by reference in reliance upon such reports given on the authority of that firm as experts in accounting and auditing.

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  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

      ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                             PROSPECTUS SUPPLEMENT
The Trust................................................................. S-3
The Offering.............................................................. S-4
Recent Developments....................................................... S-6
Use of Proceeds........................................................... S-6
Capitalization............................................................ S-7
Selected Financial and Operating Information.............................. S-8
Business.................................................................. S-9
Description of Series A SUPeR Preferred Shares and Depositary Shares...... S-11
Certain Federal Income Tax Considerations................................. S-15
Underwriting.............................................................. S-18
                                  PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Trust.................................................................    3
Ratios of Earnings to Fixed Charges.......................................    3
Use of Proceeds...........................................................    4
Description of Debt Securities............................................    4
Description of Preferred Shares...........................................   18
Description of Depositary Shares..........................................   23
Description of Common Shares..............................................   26
Description of Warrants...................................................   28
Description of Rights.....................................................   28
Certain Federal Income Tax Considerations to the Trust of its REIT
 Election.................................................................   29
Plan of Distribution......................................................   33
ERISA Matters.............................................................   34
Legal Opinions............................................................   34
Experts...................................................................   34

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                                1,500,000 SHARES

                                    NEW PLAN
                                  REALTY TRUST

                               DEPOSITARY SHARES
                                      EACH
    REPRESENTING 1/10 OF A 7.80% SERIES A CUMULATIVE STEP-UP PREMIUM RATE SM
                          PREFERRED SHARE ("SUPER SM")
  (PAR VALUE $1.00 PER SHARE) (LIQUIDATION PREFERENCE EQUIVALENT TO $50.00 PER
                               DEPOSITARY SHARE)

                               -----------------
                             PROSPECTUS SUPPLEMENT
                               -----------------


                              MERRILL LYNCH & CO.


                                 JUNE 30, 1997

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